UNIQUE LOGISTICS INTERNATIONAL, INC.

154-09 146th Avenue

Jamaica, NY 11434

January 4, 2023

John Cannarella

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unique Logistics International, Inc. Form 10-K for Fiscal Year ended May 31, 2022
Filed September 13, 2022
File No. 000-50612

Dear Mr. Cannarella:

Unique Logistics International, Inc. (the “Company,” “we,” “us” or “our”) is in receipt of the letter dated December 9, 2022, from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) setting forth its comments on the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2022, filed on September 13, 2022.For ease of reference, the Staff’s comments are set forth below, followed by the Company’s responses in bold.

Form 10-K for the Fiscal Year ended May 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24

1.	We note your disclosure attributing the 173% increase in revenues for 2022 to “...management’s success in combining the acquired entities, achievement of synergies, as well as significant increase in the number of customers, shipping volumes and the impact of market prices,” although you also explain that gross profit decreased from 7.1% to 4.2% “...due to a very challenging year in terms of increase in customer demand, capacity congestion, record high shipping costs and logistics industry challenges with both Air Freight and Ocean Freight.” You state that you anticipate growing revenue “...by adding strategic corporate accounts and margin normalization” during the next fiscal year. Please modify or expand your disclosures as necessary to address the following points:

●	Identify and quantify your key performance indicators, including non-financial metrics, such as shipping volumes or weights that are correlated with your results of operations for each period, consistent with our Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which was published in SEC Release No. 34-88094.

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●	Provide a more detailed and comprehensive discussion and analysis of the business drivers, significant costs, and decisions by management impacting your results of operations, and describe the particular matters associated with your references to the “achievement of synergies,” “capacity congestion,” “logistics industry challenges,” “strategic corporate accounts,” and “margin normalization.” If there are multiple reasons for the changes in revenues, expenses, or margins, please quantify the effect associated with each material factor, including offsetting factors.

●	Address the indicative value of your reported financial information as necessary to clarify the extent to which you regard the level of activity reported for the more recent fiscal year as recurring or non-recurring, and whether the changes in comparison to the preceding fiscal year are representative of a trend, i.e. clarify the extent to which you are expecting further increases in revenues that are comparable in magnitude, consistent levels of revenues, or decreases in revenues.

●	Given your disclosure on page four, which explains that you purchase cargo space in volume from your network of carriers (airlines, ocean shipping, and trucking lines), and resell that space to your customers, which in turn indicates that a significant component of your cost structure is known prior to establishing terms with your customers, please describe more clearly how gross profit decreased amidst the large increase in revenues for this timeframe. For example, describe any obstacles or limitations encountered in passing along costs to your customers, or the nature of any incremental costs that were unknown when negotiating your contracts.

Response: In response to the Staff’s comment, we note that the Company will, in its future filings, modify and expand its disclosures on the Management’s Discussion and Analysis of Financial Condition and Results of Operations discussions to address the foregoing Staff comment. Please see Exhibit A as an example of the Company’s contemplated disclosure in response to this comment.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 34

2.	We note that you have limited quantification of beneficial interests for various persons due to the limited number of available authorized common shares, as expressed in the footnotes to your tabulation. However, Item 403 of Regulation S-K and the associated guidance in Rule 13d-3 of Regulation 13D-G, require disclosures of beneficial ownership based on existing rights to acquire securities, pursuant to the exercise of any option, warrant or rights, or through conversions of a security, within sixty days.

Therefore, it appears that you should specify the total number of shares beneficially owned and the percentage of the class so owned, considering such rights, notwithstanding your ability or inability to satisfy your obligations as the issuer of those instruments, as may be attributed to having an insufficient number of authorized shares.

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If you supplement the required disclosures with information about interests that could be satisfied based on the number of authorized shares, please clearly differentiate this information from the required information and describe your basis for any hypothetical allocation of the available shares among those persons listed in your table.

Response: The Company will, in its future filings, specify the total number of shares beneficially owned and the percentage of the class so owned in accordance with the Staff’s comment and pursuant to the requirements of Item 403 of Regulation S-K and the associated guidance in Rule 13d-3 of Regulation 13D-G, notwithstanding its ability or inability to satisfy its obligations as the issuer of those instruments based on it having an insufficient number of authorized shares. Our disclosure of beneficial ownership will be based on existing rights to acquire securities, pursuant to the exercise of any option, warrant or rights, or through conversions of a security, within 60 days. Please see Exhibit B as an example of our future form of disclosure pursuant to Item 403 of Regulation S-K (please note that this disclosure is based on beneficial ownership as of May 31, 2022).

Note 10 Stockholders’ Equity, page F-29

3.	Please disclose all of the information prescribed by FASB ASC 505-10-50-3, individually for each series of preferred stock, and any additional information as may be necessary to encompass and reflect the following details:

●	descriptions of the conversion terms,

●	percentages that such shares would represent of the number of fully diluted shares,

●	any changes to the number of shares that would be issuable upon conversion that occurred during each period,

●	descriptions of any events precipitating such changes,

●	the aggregate number of shares issuable for each series pursuant to the conversion features at each balance sheet date,

●	the number of fully diluted shares, and

●	the deficiency between the aggregate number of issuable shares and the number of authorized shares available for issuance at the balance sheet date.

Response: The Company will, in its future filings, include the information required pursuant to FASB ASC 505-10-50-3 for each series of preferred stock, as detailed in the Staff’s comment. An example of our future disclosure related to our preferred stock pursuant to FASB ASC 505-10-50-3 is included herein as Exhibit C.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Sunandan Ray

Chief Executive Officer

Unique Logistics International, Inc.

154-09 146th Avenue

Jamaica, NY 11434

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Exhibit A

Results of Operations

Revenue

The Company’s total revenue from operations for the years ended May 31, 2022, and May 31, 2021, was approximately $1.0 billion and $371.9 million, respectively. Revenue by product line was as follows:

	For the Year Ended	For the Year Ended
	May 31, 2022	May 31, 2021	$ change	% change
Revenues
Air freight	$499,024,643	$137,055,903	361,968,740	264%
Ocean freight	446,977,162	196,041,832	250,935,330	128%
Contract logistics	3,491,489	3,093,626	397,863	13%
Customs brokerage and other services	64,993,386	35,695,911	29,297,475	82%
Total revenues	$1,014,486,680	$371,887,272	642,599,408	173%

The year over year 173% revenue increase represents management’s success in combining the acquired entities, achievement of synergies, as well as significant increase in the number of customers, shipping volumes and the impact of market prices, for both Air Freight and Ocean

Our main product lines, air freight and ocean freight product lines, increased revenue by 264% and 128%, respectively.

Year over year, total shipping volumes increased 5% for ocean freight and 196% for air freight. Revenue from new customers added during the year constituted approximately 17% of total revenue during the year ended May 31, 2022. Volume from new customers for air freight and ocean freight shipments constituted 16% and 20%, respectively, of total volume during the year ended May 31, 2022.

Selling rates increased by 69% on average for air freight and 128% for ocean freight. We purchase cargo space in volume from a network of carriers. However, prices are not fixed and are subject to increases based on market conditions.

Certain synergies achieved during the year ended May 31, 2021, related primarily to improving our organizational structure, integrating acquired entities and growing the Company’s revenue base, including the securing of additional accounts by a focused and dedicated sales team.

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During the year ended May 31, 2022, the Company continued finding additional synergies by implementing an effective procurement strategy across all business units, capitalizing on improved liquidity and cash availability and adding qualified employees to its workforce. As a result, the Company was able to increase its customer base year over year by approximately 68%.

The Company’s management anticipates growing revenue and profitability by continuing to add new customers in order to increase volume, in addition to focusing on margin improvement during the next fiscal year.

Cost of Product Revenue and Gross Profit

The overall cost of product revenue increased $626.2 million, or 64%, to $971.6 million for the year ended May 31, 2022, compared to $345.4 million for the year ended May 31, 2021. This increase was primarily attributable to the increase in the shipping rates charged by the airlines and shipping lines. Gross profit, as a percentage of revenue, actually decreased from 7.1% for the year ended May 31, 2021 to 4.2% for the year ended May 31 2022, due to challenges to pass these cost increases to the end customer.

Below, we discuss revenues and cost of product revenue for each product line, other than for contact logistics, which is not a significant contributor to our revenues or costs and did not experience material changes during the year ended May 31, 2022, below.

Air Freight

In calendar 2020 and 2021, air freight services experienced unprecedented events in response to the Covid-19 pandemic. As a result of travel restrictions and lower passenger demand, airlines significantly reduced flight schedules starting in March 2020, which limited available belly space for cargo at a time when global demand for air freight shipping remained high. Demand for air freight services started growing in the second quarter of calendar 2020 and remained high compared to pre-Covid levels throughout calendar 2021 and the first half of calendar 2022, amplified by a strong economy and customers shipping more of their products by air due to disruptions in ocean transportation, creating additional competition for the limited available capacity. These conditions have caused extreme imbalances between carrier capacity and demand. In order to execute and meet the transportation needs of our customers we significantly increased utilization of chartered flights during the year ended May 31, 2022, while still routinely purchasing capacity on the spot market. This resulted in sustained high average buy and sell rates. Airfreight revenues and costs increased 265% and 280%, respectively, for year ended May 31, 2022, as compared with the year ended May 31, 2021, primarily due to an approximately 196% increase in tonnage year over year, where approximately 38% of tonnage increase was mainly due to heavy use of charter flights and approximately 69% and 84% increases in average sell and buy rates, respectively. Freighters, charters, and gateway infrastructure were operating at near maximum capacity during fiscal 2022, which continued the pressure on buy rates and limited our ability to pass all of our cost increases on to our customers, resulting in a decrease in the profit margin in our air freight product line from 4.7% for the year ended May 31, 2021, to 0.5% for the year ended May 31, 2022.

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As international passenger flights are expected to return to normalized pre-pandemic levels during the second half of calendar 2022, we expect that additional capacity will be available for air freight shipping, which should result in lower buy rates. The continued historically high average buy and sell rates significantly contributed to the growth in both our revenues and expenses for the fiscal year ended May 31, 2022 compared to fiscal year 2021. These unprecedented operating conditions are not expected to be sustained long-term. Should customer demand decrease, and rates return to pre-pandemic levels, it will result in a corresponding decrease in our revenues, costs and change to our operating income compared to the year ended May 31, 2022. We are unable, however, to predict how these uncertainties and any other disruptions will affect our future operations or financial results.

Ocean Freight

Demand for ocean freight started to increase in the second half of calendar 2020 and continued to increase through the end of calendar 2021, due to backlogs in supply chains, low customer inventory levels, and high customer demand, creating a severe imbalance between demand and capacity. The deficiency in available capacity continued to be affected by unprecedented congestion at ports due to labor and equipment shortages and insufficient storage at destinations. These factors disrupted sailing schedules and resulted in record high average buy rates. Ocean freight revenues and costs increased 128% and 133%, respectively, during the year ended May 31, 2022, as compared to the year ended May 31, 2021, primarily due to an approximately 5% increase in containers shipped and increases of 123% and 128%, respectively, in average sell and buy rates. These extremely challenging conditions impacted our ability to secure additional capacity from ocean carriers, as well as the time and resources required to process shipments and meet the sharply growing demands of customers. These conditions also resulted in historically high average buy and sell rates, limiting our ability to pass all cost increases to our customers and resulted in a year-over-year decrease in our ocean freight margin from 8.3% for the year ended May 31, 2021, to 6.4% for the year ended May 31, 2022.

Ocean carriers experienced significant increases in market demand in calendar 2020 and 2021, with demand leveling out during the first half of 2022. The Company does not expect, however, that these unprecedented operating conditions will be sustained long-term. We believe that buy rates will be lower once port congestion and labor and equipment shortages subside. We expect, however, that pricing volatility will continue as carriers adapt to changes in capacity, market demand and labor availability and customers react to governmental trade policies. The historically high average buy and sell rates in calendar 2021 significantly contributed to the growth in our revenues and expenses. Should customer demand or rates decrease from these record levels, or if we are unable to secure sufficient capacity from carriers, it will result in a decrease in our revenues, costs and change to our operating income compared to the year ended May 31, 2022. We are unable, however, to predict how these uncertainties and any other disruptions will affect our future operations or financial results.

Procurement strategies are an essential component of our sales. For ocean freight we utilize both fixed and spot rates with the shipping lines. Pricing is available for individual routes. Historically we utilize traditional contracting arrangements with the shipping line, including MQC (“Minimum Quantity Commitment”) agreements that provide for some flexibility when forecast changes and limited responsibility of either party. The fixed rates are subject to periodic negotiations with the shipping lines if there is a significant change in demand or supply. For air freight we utilize primarily short-term purchases using “block space agreements.” These are typically purchased based on spot rates.

Through a mix of contractual and general long-term relations with shipping lines and airlines, we maintain the ability to find space for carriage during peak shipping periods and cost-effective carriage when markets are not congested.

Customs Brokerage and Other Services

Customs brokerage and other services revenues and costs increased 82% and 61%, respectively, during the year ended May 31, 2022, compared to the year ended May 31, 2021, primarily due to an increase in shipments from existing and new customers and an increase in demand for brokerage services. Customers continue to value our brokerage services due to changing tariffs and increasing complexity in the declaration process. Customers seek knowledgeable customs brokers with sophisticated computerized capabilities critical to an overall logistics management program that are necessary to rapidly respond to changes in the regulatory and security environment.

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Exhibit B

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of May 31, 2022, the number of shares of Common Stock, owned by (i) each person who is known by us to own of record or beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of our directors, (iii) each of our executive officers and (iv) all of our directors and executive officers as a group. The address of our directors and executive officers is c/o Unique Logistics Holdings, Inc. at 154-09 146th Ave., Jamaica, NY 11434.

There were 687,196,478 shares of Common Stock issued and outstanding as of May 31, 2022. Beneficial ownership has been determined in accordance with the rules of the SEC and is calculated based on a fully diluted basis for each type of security convertible into Common Stock and taking into account the Anti-Dilution Provisions and the beneficial ownership limitation described in note (1) to the below table but not taking into account ownership percentage blockers or the Company’s lack of available authorized shares of Common Stock. Shares of Common Stock subject to options, warrants, preferred stock or other securities convertible into Common Stock that are exercisable or convertible within 60 days of May 31, 2022, are deemed outstanding for computing the percentage of the person holding the option, warrant, preferred stock, or convertible security but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock that they beneficially own.

Name and Address of Beneficial Owner	Total Shares of Common Stock Beneficially Owned	% of Common Stock Class(1)
5% Beneficial Shareholders

Great Eagle Freight Limited (2)	1,002,015,791	10.4%
3a Capital Establishment (3)	1,174,935,959	12.1%
Trillium Partners LP (4)	1,206,351,359	12.5%
	-
5% Beneficial Shareholders as a Group

Officers and Directors
Sunandan Ray (5)	4,693,413,108	48.5%
David Briones (6)	191,564,490	2.0%
Patrick Lee (7)	601,209	*
Eli Kay	-	-
Migdalia Diaz	-	-

Officers and Directors as a Group (5 persons)	4,885,578,807	50.5%

*Denotes less than 1%

(1) The Company’s Series A, Series C and Series D Preferred Stock contain anti-dilution provisions as discussed below (the “Anti-Dilution Provisions”).

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If and whenever on or after the date on which the holder received shares of Series A Preferred Stock (“the Series A Issuance Date”) through March 31, 2023 (the “Series A Anti-Dilution Termination Date”), the Company issues or sells, or in accordance with the terms herein is deemed to have issued or sold, any shares of Common Stock or common stock equivalents (a “Dilutive Issuance”), the number of shares of common stock issuable upon conversion will be adjusted to entitle the holder to acquire such number of shares of common stock (the “Adjustment Shares”) necessary to maintain the holders Fully-Diluted Ownership Percentage at the time of the Series A Issuance Date. “Fully-Diluted Ownership Percentage” shall mean the percentage ownership calculated by dividing (i) the aggregate number of shares issuable upon conversion as of the Series A Issuance Date by (ii) the aggregate number of all issued and outstanding shares of common stock or common stock equivalents of the Company (including any shares of common stock or common stock equivalents which are issuable upon exercise or conversion of options, warrants or other securities or rights within 60 days of the date on which such calculation is being made).

If and whenever, on or after the date on which the holder received shares of Series C Preferred Stock or Series D Preferred Stock (the “Series C Issuance Date” and the “Series D Issuance Date”) through the earlier of: (i) the consummation of a registered public offering of shares of the Company’s Common Stock (and warrants if included in such financing), at a valuation of not less than $200,000,000.00 pre-money, pursuant to which the Company receives gross proceeds of not less than $20,000,000 and the Company’s Trading Market is a National Securities Exchange (the “Qualified Financing”), or (ii) March 31, 2023 (each, an “Anti-Dilution Termination Event”), the Company issues or sells, or in accordance with the terms of the Series C Preferred Stock and the Series D Preferred Stock, is deemed to have issued or sold, any shares of Common Stock or Common Stock equivalents (a “Dilutive Issuance”), the number of shares of Common Stock issuable upon conversion will be adjusted to entitle the holder to acquire such number of shares of Common Stock necessary to maintain the holder’s Fully-Diluted Ownership Percentage as of the Series C Issuance Date or the Series D Issuance Date. “Fully-Diluted Ownership Percentage” means the percentage ownership calculated by dividing (i) the aggregate number of shares of Common Stock issuable upon conversion of the holder’s Series C Preferred Stock as of the Series C Issuance Date or Series D Preferred Stock as of the Series D Issuance Date by (ii) the aggregate number of all issued and outstanding shares of Common Stock or Common Stock equivalents on such date (including any shares of Common Stock or Common Stock equivalents that are issuable upon exercise or conversion of options, warrants or other securities or rights within 60 days of the date on which such calculation is being made).

The conversion ratio for each share of Series C Preferred Stock and Series D Preferred Stock is the number of shares of Common Stock equal to 0.064113% and 0.0651869%, respectively (or up to maximum of 24.96% in the aggregate), of the outstanding shares of Common Stock on a fully diluted basis. There is a beneficial ownership limitation of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such conversion.

(2) Consists of shares of Common Stock issuable upon the conversion of 153,062 shares of Series B Preferred Stock. Mr. Richard Chi Tak Lee has sole voting and dispositive power over the shares of Common Stock held by Great Freight Limited.

(3) Consists of shares of Common Stock issuable upon the conversion of 187 shares of Series D Preferred Stock. Mr. Nicola Feuerstein has sole voting and dispositive power over the shares of Common Stock held by 3a Capital Establishment.

(4) Consists of shares of Common Stock issuable upon the conversion of 195 shares of Series C Preferred Stock. Mr. Stephen M. Hicks has sole voting and dispositive power over the shares of Common Stock held by Trillium Partners LP.

(5) Consists of 322,086,324 shares of Common Stock currently owned by Mr. Ray and 4,371,326,784 shares of Common stock issuable upon the conversion of 667,738 shares of Series B Preferred Stock.

(6) Consists of shares of Common Stock issuable upon the conversion of 20,000 shares of Series A Preferred Stock.

Consists of 601,209 shares of Common Stock issuable upon the conversion of 153,062 shares of Series B Preferred Stock.

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Exhibit C

Preferred Shares

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.001 par value per share.

Series A Preferred Stock

General

The Company has designated 130,000 shares of its preferred stock as Series A Convertible Preferred Stock, all of which were issued and outstanding at May 31, 2022 and 2021. As of May 31, 2022 and 2021, the issued and outstanding shares of Series A Preferred Stock were convertible into 1,233,209,294 and 1,316,614,426 shares, respectively, of Common Stock, representing 13% of the issued and outstanding shares of Common Stock, due to the antidilutive provision of the Series A Preferred Stock, on a fully diluted basis at each of May 31, 2022 and 2021.

As of May 31, 2022, there were 112,803,521 shares of Common Stock available for issuance. The Company would need to authorize an additional 1,120,405,772 shares of Common Stock in order to be able to issue all of the shares of Common Stock issuable upon the conversion of the issued and outstanding shares Series A Preferred Stock.

Conversion

Each share of Series A Preferred Stock is convertible into 6,546.47 shares of Common Stock at any time or from time to time at each Holder’s option. Each holder of shares of Series A Preferred Stock is subject to limitations on such conversions providing that no conversion shall be effected that would result in the converting holder beneficially owning in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). A holder of Series A Preferred Stock may, however, increase or decrease the Beneficial Ownership Limitation upon 60 days’ written notice to the Company. Percentage ownership of our Common Stock for purposes of the Beneficial Ownership Limitation will be calculated in accordance with Section 13(d) of the Exchange Act.

If and whenever, on or after the date on which the holder received shares of Series A Preferred Stock (“the Series A Issuance Date”) through March 31, 2023 or a Qualified Offering, the Company issues or sells, or in accordance with the terms thereof is deemed to have issued or sold, any shares of Common Stock or Common Stock equivalents, the number of shares of Common Stock issuable upon conversion will be adjusted to entitle the holder to acquire such number of shares of Common Stock necessary to maintain the holder’s Fully-Diluted Ownership Percentage as of the Series A Issuance Date. “Fully-Diluted Ownership Percentage” means the percentage ownership calculated by dividing (i) the aggregate number of shares of Common Stock issuable upon conversion of the holder’s Series A Preferred Stock as of the Series A Issuance Date by (ii) the aggregate number of all issued and outstanding shares of Common Stock or Common Stock equivalents on such date (including any shares of Common Stock or Common Stock equivalents that are issuable upon exercise or conversion of options, warrants or other securities or rights within 60 days of the date on which such calculation is being made).

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Series B Preferred Stock

The Company has designated 870,000 shares of its preferred stock as Series B Convertible Preferred Stock. As of May 31, 2022 and 2021, there were 820,800 and 840,000 shares, respectively, of Series B Preferred Stock issued and outstanding, reflecting the conversion of 19,200 shares Series B Preferred Stock into Common Stock during the year ended May 31, 2022.

Each share of Series B Preferred Stock is convertible into 6,546.47 shares of Common Stock, at any time or from time to time at each Holder’s option. As of May 31, 2022 and 2021, the issued and outstanding shares of Series B Preferred Stock were convertible into 5,373,342,576 and 5,499,034,800 shares, respectively, of Common Stock, representing 55.5% and 54.7%, respectively, of the issued and outstanding shares of Common Stock on a fully diluted basis.

As of May 31, 2022, there were 112,803,521 shares of Common Stock available for issuance. Therefore, only 17,231 shares of Series B Preferred Stock could be converted into shares of Common Stock as of such date. The Company would need to authorize an additional 5,260,539,054 shares of Common Stock in order to be able to issue all of the shares of Common Stock issuable upon the conversion of the issued and outstanding shares Series B Preferred Stock.

Series C and Series D Preferred Stock

General

The Company has designated 200 shares of its preferred stock as each of Series C and Series D Convertible Preferred Stock. There were 195 shares of Series C and 187 shares of Series D Preferred Stock issued and outstanding as of May 31, 2022 and none outstanding as of May 31, 2021. As of May 31, 2022, the issued and outstanding shares of Series C and Series D Preferred Stock were each convertible into 2,381,287,318 shares of Common Stock, each representing 24.6% of the issued and outstanding shares of Common Stock on a fully diluted basis.

As of May 31, 2022, there were 112,803,521 shares of Common Stock available for issuance. The Company would need to authorize an additional 2,268,438,796 shares of Common Stock in order to be able to issue all of the shares of Common Stock issuable upon the conversion of the issued and outstanding shares of each of the Series C and Series D Preferred Stock (an aggregate of 4,536,877,592 additional shares of Common Stock).

The holders of the Series C and Series D Preferred Stock are entitled to receive, upon liquidation, dissolution or winding up of the Company, the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of preferred stock if such shares had been converted to Common Stock immediately prior to such liquidation. In the aggregate, the issued and outstanding shares of each of the Series C and Series D Preferred Stock may be converted into that number of shares of Common Stock equal to 12.48% of the Company’s capital stock on a fully diluted basis subject to anti-dilution provision until a qualified financing event. (See Note 5 - Amended Securities Exchange Agreement)

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As each of the Series A, Series C, and Series D Preferred Stock contain anti-dilution provisions, the Company recorded derivative liabilities on the balance sheet as of May 31, 2022, at fair value (see Note 1, Derivative Liability). As a result of the Company exchanging $3.9 million of convertible notes for 195 shares of Series C and 192 shares of Series D Preferred Stock during the year ended May 31, 2022, the Company also recognized net loss on the extinguishment of debt of approximately $4.6 million recorded in the financial statements as a deemed dividend and $4.3 million net loss on the mark to market of the derivative liability associated with the Series A, C and D Preferred Stocks recorded in Other Income (Expenses), both reflected in the statement of operations for the year ended May 31, 2022.

Conversion

Each share of Series C and Series D Preferred Stock is convertible, at any time and from time to time at the option of the holder thereof, into a number of shares of Common Stock determined in accordance with the applicable Conversion Ratio (as set forth below), calculated on the Conversion Date (as defined in the applicable Certificate of Designations), assuming that all options, warrants or other convertible securities or instruments or other rights to acquire Common Stock or any other existing or future classes of capital stock of the Company have been exercised or converted, as applicable, in full, regardless of whether any such options, warrants, convertible securities or instruments or other rights are then vested or exercisable or convertible in accordance with their terms.

The Conversion Ratio for each share of Series C and Series D Preferred Stock is 0.064113% and 0.0651869%, respectively (or up to maximum of 24.96% in the aggregate), of the number of shares of Common Stock outstanding on a fully diluted basis. Each share of Series C and Series D Preferred Stock is convertible, at any time and from time to time from and after the date of issuance, at the option of the holder thereof, into a number of shares of common stock determined in accordance with the applicable Conversion Ratio, calculated on the Conversion Date (as defined in the CODs), assuming that all options, warrants or other convertible securities or instruments or other rights to acquire common stock or any other existing or future classes of capital stock have been exercised or converted, as applicable, in full, regardless of whether any such options, warrants, convertible securities or instruments or other rights are then vested or exercisable or convertible in accordance with their terms (the “Fully Diluted Basis”). The Conversion Ratio is subject to an adjustment in connection with any dilutive issuances, whereby prior to an Anti-Dilution Termination Event, in order to maintain the Conversion Ratio, the Fully Diluted Basis will be calculated as of the Conversion Date and after an Anti-Dilution Termination Event the Conversion Ratio will be set to the Fully Diluted Basis as of the moment after the Anti-Dilution Termination Event.

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